SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.            )

Computer Software Innovations, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

205395 10 6

(CUSIP Number)

David B. Dechant; 900 East Main Street, Suite T, Easley, SC 29640; (864) 855-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

CUSIP No. 205395 10 6	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy K. Hedrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 525, 381
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 525, 381
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525, 381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 7.3%
14	TYPE OF PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Computer Software Innovations, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 900 East Main Street, Suite T, Easley, South Carolina 29640.

Item 2.	Identity and Background.

(a)	Nancy K. Hedrick

(b)	Ms. Hedrick’s business address is 900 East Main Street, Suite T, Easley, South Carolina 29640.

(c)	Ms. Hedrick is Chief Executive Officer, President and Director of the Issuer.

(d)	During the past five years, Ms. Hedrick has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Ms. Hedrick has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Hedrick is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 11, 2005, the Issuer engaged in a merger transaction with Computer Software Innovations, Inc., a South Carolina corporation (“CSI-South Carolina”), whereby CSI-South Carolina merged into the Issuer and the Issuer continued as the surviving corporation. In connection with the merger transaction, the five shareholders of CSI-South Carolina, one of which was Ms. Hedrick, exchanged their shares of CSI-South Carolina common stock for Common Stock. Each CSI-South Carolina shareholder received 505,381 shares of Common Stock in exchange for his or her shares of CSI-South Carolina common stock. The per share value of the Common Stock at the time of the exchange was calculated to be $0.6986. This transaction and Ms. Hedrick’s ownership as a result thereof was previously disclosed in a Schedule 13G jointly filed by Ms. Hedrick and others on February 13, 2007.

On April 9, 2009 Ms. Hedrick purchased 20,000 shares of Common Stock in the open market at a purchase price of $0.55 per share. Ms. Hedrick used personal funds to purchase these shares.

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On April 17, 2009 Ms. Hedrick was granted an option (the “Option”) to purchase 50,000 shares of Common Stock. This grant of a nonqualified stock option was issued pursuant to an employment agreement entered into by the Issuer and Ms. Hedrick on March 1, 2009 (the “Employment Agreement”). The Issuer’s Compensation Committee approved the Employment Agreement and this grant of a nonqualified stock option to Ms. Hedrick in a written consent effective March 1, 2009 (the “Written Consent”). The Option was issued pursuant to, and is governed by, the Issuer’s 2005 Incentive Compensation Plan (the “Plan”).

The Option was granted on April 17, 2009, which pursuant to the Employment Agreement and Written Consent, is the twelfth trading day following the filing of the Issuer’s Form 10-K for the year ended December 31, 2008 (the “Grant Date”). Under the Employment Agreement and Written Consent, the Option was to be granted at an exercise price equal to the fair market value of the Common Stock on the Grant Date as such value is determined pursuant to the terms of the Plan. Under the Plan, fair market value is equal to the average of the highest and lowest sales prices of the Common Stock for the ten (10) immediately preceding trading days. The fair market value of the Common Stock at the time of the grant was calculated to be $0.5550. However, the Issuer’s Compensation Committee, in Resolutions dated March 19, 2009, was advised by counsel that the grant of the Option at less than $0.70 per share may conflict with certain provisions of the Issuer’s preferred stock. In those resolutions, the Compensation Committee amended its prior Written Consent, such that the strike price of the Option in no event shall be less than $0.70 a share. Therefore, the strike price of the Option was set at $0.70.

The Option shall become exercisable or vest with respect to all 50,000 shares of Common Stock covered thereby on March 1, 2010. Accordingly, Ms. Hedrick does not currently beneficially own any of the shares subject to the Option pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 4.	Purpose of Transaction.

Ms. Hedrick has acquired shares of Common Stock for investment purposes. Ms. Hedrick may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purpose.

Except as described above, in the Issuer’s public filings with the Securities and Exchange Commission, or otherwise in this Schedule 13D, there are no plans or proposals that Ms. Hedrick may have that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any the person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those numerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of Common Stock beneficially owned by Ms. Hedrick are 525,381 shares and 7.3% of the issued and outstanding shares of Common Stock.

(b)	Ms. Hedrick has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)	As described in Item 3 above (which is hereby incorporated herein by this reference), on April 9, 2009, Ms. Hedrick purchased 20,000 shares of Common Stock. On April 17, 2009, she was awarded the Option.

(d)	Not applicable.

(e)	Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 1, 2009, Ms. Hedrick and the Issuer entered into an Employment Agreement which is filed as Exhibit 99.1 hereto. The Option was granted pursuant to such Employment Agreement.

On April 17, 2009, Ms. Hedrick was granted the Option to purchase 50,000 shares of Common Stock. The form of Option is filed as Exhibit 99.2.

Item 7.	Material to be Filed as Exhibits.

See the Exhibit Index attached to this Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2009	/s/ Nancy K. Hedrick
Nancy K. Hedrick

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION
99.1	Employment Agreement dated March 1, 2009 by and between the Issuer and Nancy K. Hedrick, incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed March 5, 2009.

99.2	Form of Non-Qualified Stock Option Agreement dated April 17, 2009 from the Issuer to Ms. Hedrick.

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